Exhibit 6.8

PROMISSORY NOTE

MAY 21, 2019

FOR VALUE RECEIVED, EMERALD HEALTH SCIENCES INC., having an office at Office 8262 Suite 200 375 Water Street, Vancouver, British Columbia, Canada (the “Borrower”), PROMISES TO PAY to the order of EMERALD HEALTH PHARMACEUTICALS INC., having an office at 300 – 5910 Pacific Center Boulevard, San Diego, California, USA (the “Lender”), the total sum advanced in one or more advances (each, an “Advance”) outstanding from time to time (such total sum, the “Loan”) as recorded on the grid (the “Grid”) set out in Schedule A attached hereto and forming part of this Promissory Note, together with interest thereon at the rate of 12% per annum from the date of the any Advance (calculated semi-annually, in advance and computed on the basis of a year of 360 calendar days and paid for the actual number of calendar days elapsed). All outstanding principal of each Advance, together with any accrued but unpaid interest thereon, shall mature and be due and payable, and shall be paid by the Borrower in full to the Lender on or before the date that is three months from the date on which such Advance was first made (the “Maturity Date”). After any Maturity Date or upon the occurrence of an Event of Default, interest shall accrue on the entire unpaid principal balance of the Loan calculated at a rate per annum equal to the lesser of (A) twenty-five percent (25.0%) and (B) the maximum rate of interest allowed by applicable law, and shall be payable on demand.

The Borrower hereby unconditionally and absolutely authorizes and directs the Lender to record all Advances from the Lender to the Borrower and all repayments of the Loan from the Borrower to the Lender in Schedule A from time to time provided, however, that failure to make a notation or the existence of an error in notation with respect to any advance set forth thereon or the failure to give written confirmation shall not limit or otherwise affect the obligations of the Borrower under this Promissory Note.

The Borrower acknowledges, confirms and agrees with the Lender that the date and amount of each Advance or repayment of the Loan recorded on the Grid shall be conclusive and binding on the Borrower in the absence of manifest error.

The Borrower may prepay the principal amount outstanding on the Loan or any part thereof and any accrued but unpaid interest outstanding under this Promissory Note at any time without penalty, bonus or charges.

The Borrower hereby represents, warrants, covenants and agrees that for so long as any obligations under the Loan evidenced by this Promissory Note remain outstanding:

(a)	The Borrower has the power and authority to own assets and to carry on its business as it is now being, and hereafter proposed to be, conducted. The Borrower is duly licensed or authorized to do business as a corporation in good standing in all jurisdictions in which the character of its assets or the nature of its business requires such qualification, licensure or authorization;

(b)	The Borrower has the power, legal right, and authority to (i) execute, deliver and perform the obligations in accordance with the respective terms of this Promissory Note, and (ii) borrow money on the terms and subject to the conditions herein provided. This Promissory Note has been duly executed and delivered by the Borrower and is a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms. The execution, delivery and performance in accordance with its terms by the Borrower of this Promissory Note do not and (absent any change in any applicable law or applicable contract) will not violate, conflict with, result in a breach of, constitute a default under, or result in or require the creation of any lien upon any assets of the Borrower under (A) the organizational documents of the Borrower, (B) any contract or other instrument to which the Borrower is a party or by which the Borrower or any of its properties may be bound or (C) any applicable law;

(c)	The Borrower is in compliance in all material respects with all applicable law. The Borrower is in compliance with all agreements and other instruments binding upon it or its assets;

(d)	There are no actions, suits or proceedings by or before any arbitrator or governmental authority pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a material adverse effect on the Borrower or its business, or (ii) that involve this Promissory Note or the transactions contemplated hereby;

(e)	On the date hereof, and immediately prior to and after giving effect to each Advance made hereunder, (i) the fair value of the Borrower’s assets is greater than the amount of its liabilities (including disputed, contingent and unliquidated liabilities) as such value is established and liabilities evaluated, (ii) the present fair saleable value of the Borrower’s assets is not less than the amount that will be required to pay the probable liability on the Borrower’s debts as they become absolute and matured, (iii) the Borrower is able to realize upon its assets and pay its debts and other liabilities (including disputed, contingent and unliquidated liabilities) as they mature in the normal course of business, (iv) the Borrower does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature and (v) the Borrower is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which its property would constitute unreasonably small capital.

The principal amount outstanding on the Loan, interest, and any other money owing to the Lender by the Borrower will immediately become payable, unless otherwise waived in writing by the Lender, upon occurrence of any of the following events (each, an “Event of Default”):

(a)	the Borrower fails to make any payment when due under this Promissory Note;

(b)	any representation or warranty made by or on behalf of the Borrower under paragraphs (a) through (f) above, or otherwise in connection with this Promissory Note, shall prove to have been incorrect or misleading in any material respect when made;

(c)	the Borrower becomes insolvent or makes a general assignment for the benefit of its creditors, or if any order is made or an effective resolution is passed for the winding-up, merger or amalgamation of the Borrower or if the Borrower is declared bankrupt or if a custodian or receiver be appointed for the Borrower under the applicable bankruptcy or insolvency legislation, or if a compromise or arrangement is proposed by the Borrower to its creditors or any class of its creditors, or if a receiver or other officer with like powers is appointed for the Borrower.

The Borrower waives presentment for payment, notice of protest and notice of non-payment.

This Promissory Note is governed by the laws of by the laws of the Province of British Columbia and the laws of Canada applicable therein.

EMERALD HEALTH SCIENCES INC.

/s/ Avtar S. Dhillon

Per: Authorized Signatory

SCHEDULE A

Promissory Note dated May 21, 2019

by Emerald Health Sciences Inc.

in favour of Emerald Health Pharmaceuticals Inc.

Schedule of advances and repayment of Loan pursuant to the Promissory Note.

Date of Advance or Repayment	Amount Advanced or Repaid	Authorized Signatory of Emerald Health Sciences Inc. Acknowledging Advance or Repayment	Principal Sum Owing

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